LAW OFFICES OF LOUIS E. TAUBMAN, P.C.

225 Broadway, Suite 1200

New York, New York 10007

(212) 732-7184   Fax:  (212) 202-6380

E-mail: Louistlaw@aol.com

February 7, 2005

U.S. Securities and Exchange Commission

Division of Corporate Finance

450 Fifth Street, N.W.

Washington, D.C. 20549-0303

Re:

AXM Pharma, Inc.

Preliminary Schedule 14A

Dear Sir or Madam:

We are counsel to AXM Pharma, Inc. (the “Company”).  In response to the comments this office received from the Commission regarding the Company’s Preliminary Schedule 14A filed on February 4, 2005 (File No. 001-31886), the Company plans to incorporate by reference the Company’s 10-QSB for the period ending September 30, 2004 as filed on November 18, 2004 (File No. 001-31886).  The Company also plans to deliver the 10-QSB for the period ending September 30, 2004, in addition to the 10-KSB/A for the year ended December 31, 2003 when it mails its definitive proxy statement to its shareholders.  A copy of the Company’s revised incorporation by reference page as it will appear in the Definitive proxy statement is enclosed herewith as Exhibit A.

We will also revise the Compensation of Directors section in the Definitive proxy statement to more accurately reflect the Company’s current compensation structure for directors.  The following paragraph will replace the paragraph stated within the Company’s Preliminary proxy statement, Compensation of Directors section.  Please note that other than the second sentence, this paragraph remains the same.

“Our directors who are employees do not receive any compensation from AXM Pharma for services rendered as directors. The Board has created three classes of fees for outside directors: (1) outside directors who are “independent,” as defined in the Exchange Act will be paid $4,500.00 per month; (2) outside directors who are not “independent” will receive $3,000.00 per month; and, (3) the Vice Chairman will receive a flat fee of $18,000.00 per month, inclusive of committee fees and the Chairwoman will receive a flat fee of $20,000.00 per month.  All board members are entitled to participate in AXM Pharma’s health insurance plan.  Since April 2004, our Board of Directors issued 1,400,000 stock options exercisable at $3.90 per share to members of our Board of Directors and an additional 40,000 stock options exercisable at $5.70 per share.  The foregoing options were granted under the Company’s 2004 Plan, which was ratified by our Shareholders at the Company’s annual meeting in April 2004.”

Pending approval of the revised incorporation by reference page, we will file and mail the definitive proxy statement, along with the aforementioned 10-KSB/A and 10-QSB on February 15, 2005.

Please feel free to contact the undersigned if you have any questions regarding the filing or this letter.

Very truly yours,
Law Offices of
Louis Taubman

/s/ Rachael Hymes Rachael Hymes

Enclosures

EXHIBIT A

Financial Information

And

Documents Incorporated By Reference

In our filings with the SEC, information is sometimes “incorporated by reference.”  This means that we may disclose important information to you by referring you to another document filed separately with the SEC.  The information incorporated by reference is deemed to be part of this proxy statement, except for any information that is superceded or modified by information contained directly in this proxy statement or in any other subsequently filed document that is also incorporated by reference herein.  This proxy statement incorporates by reference the information set forth below that the Company has previously filed with the SEC and that is being delivered to you along with this proxy statement.

The following information contained in our Annual Report on Form 10-KSB/A for the year ended December 31, 2003, as filed with the Securities and Exchange Commission on September 1, 2004 (File No. 001-31886) and enclosed with this proxy statement is incorporated by reference herein:

•

Part II, Item 6. Management’s Discussion and Analysis or Plan of Operation

•

Part II, Item 7. Financial Statements and Supplementary Data

•

Part II, Item 8. Changes in and disagreements with accountants on accounting and financial disclosures

Our Quarterly Report on Form 10-QSB for the period ending September 30, 2004, as filed with the Securities and Exchange Commission on November 18, 2004 (File No. 001-31886) and enclosed with this proxy statement is incorporated by reference.